Filed Pursuant to Rule 424(b)(7)
Registration No. 333-198640

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 17, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated September 8, 2014)

20,000,000 Shares

Pinnacle Foods Inc.

Common Stock

The selling stockholders named in this prospectus supplement, which consist of (i) certain affiliates of The Blackstone Group L.P. (“Blackstone”), (ii) our non-executive chairman and (iii) our chief executive officer, are offering 20,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

We have agreed to repurchase, concurrently with the closing of this offering, 1,000,000 shares of our common stock directly from the Blackstone selling stockholders (as defined below) in a private, non-underwritten transaction. This repurchase was approved by the special committee comprised of our independent, disinterested directors as being in the best interests of the Company (as defined below) and its stockholders other than the Blackstone selling stockholders. The repurchase will be consummated substantially concurrently with the closing of this offering at a price per share payable by the Company equal to the price per share that would be paid to the selling stockholders by the underwriters in this offering. The completion of the share repurchase is conditioned upon, among other things, the completion of this offering, but the completion of this offering is not conditioned upon the consummation of the share repurchase and there can be no assurance that the share repurchase will be consummated.

Our common stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “PF.” On November 14, 2014, the last sale price of our common stock as reported on the NYSE was $33.65 per share.

The Blackstone selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 3,000,000 shares of our common stock.

The underwriters have agreed to purchase the shares of our common stock from the selling stockholders at a price of $             per share, which will result in $                 of proceeds to the selling stockholders before expenses (or approximately $                 if the underwriters’ option to purchase additional shares is exercised in full). The underwriters propose to offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement, beginning on page 2 of the accompanying prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 29, 2013, as well as the other information contained in such report and in our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2014, June 29, 2014 and September 28, 2014 (which Forms 10-K and 10-Q are incorporated by reference herein) to read about factors you should consider before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                 , 2014.

BofA Merrill Lynch	Morgan Stanley

Prospectus Supplement dated                 , 2014.

Prospectus Supplement

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference herein or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date. Our business, financial condition, results of operation and prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus dated September 8, 2014. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, utilizing the SEC’s “shelf” registration process. The prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of shares of our common stock, adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. Generally, when we refer to this document, we are referring to both parts of this document combined. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. The accompanying prospectus gives more general information. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information contained in this prospectus supplement differs or varies from the information contained in a document we have incorporated by reference, you should rely on the information in the more recent document.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference herein that are described under the heading “Incorporation by Reference.”

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. We are not making an offer of the common stock in any jurisdiction where the offer is not permitted. Persons who come into possession of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the common stock. We are not making any representation to you regarding the legality of an investment in the common stock by you under applicable investment or similar laws.

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, references to “Pinnacle,” the “Company,” “we,” “us” and “our” refer to Pinnacle Foods Inc., a Delaware corporation, and its consolidated subsidiaries. References to the “IPO” refer to our initial public offering on April 3, 2013 of 33,350,000 shares of our common stock, including shares issued to the underwriters of the IPO pursuant to their election to exercise in full their option to purchase additional shares. References to the “selling stockholders” refer to the selling stockholders listed in the table under the caption “Selling Stockholders” in this prospectus supplement, and references to the “Blackstone selling stockholders” refer to the selling stockholders affiliated with Blackstone. References to our “2013 Annual Report” refer to our Annual Report on Form 10-K for the fiscal year ended December 29, 2013, which is incorporated by reference in this prospectus supplement. References to “fiscal year” refer to our fiscal year which ends on the last Sunday in December resulting in fifty-two-week fiscal years for 2013 and 2011 and a fifty-three-week fiscal year for 2012.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the factors described or referred to under the heading “Risk Factors” herein and in our 2013 Annual Report, the other information contained in such report and in our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2014, June 29, 2014 and September 28, 2014, and the financial statements and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Pinnacle Foods Inc.

Our Company

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal year 2013. Our brands are leaders in many of their respective categories, and we hold the #1 or #2 market share position in 10 of the 13 major product categories in which we compete. Our brand portfolio enjoys strong household penetration in the United States, where our products can be found in over 85% of U.S. households. Our products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations. Given our diverse portfolio of iconic brands with attractive market positions, our business generates significant and stable cash flows that we believe will enable us to pay regular dividends to our stockholders, reduce our debt and drive value creation through both reinvestment in our existing brands and periodic strategic acquisitions.

Our History

Pinnacle Foods Inc. was incorporated in Delaware on July 28, 2003 under the name “Crunch Holding Corp.”

On April 2, 2007, Pinnacle Foods Inc. was acquired by, and became a wholly owned subsidiary of, Peak Holdings LLC, an entity controlled by investment funds affiliated with Blackstone.

On November 18, 2009, our indirect wholly-owned subsidiary Pinnacle Foods Group LLC entered into a Stock Purchase Agreement with Birds Eye Holdings LLC and Birds Eye, pursuant to which Pinnacle Foods Group LLC acquired all of the issued and outstanding common stock of Birds Eye from Birds Eye Holdings LLC. At the closing of the Birds Eye Acquisition on December 23, 2009, Pinnacle Foods Group LLC purchased all of the outstanding shares of Birds Eye’s common stock.

On March 28, 2013, the SEC declared our registration statement on Form S-1 related to our IPO effective. Pinnacle Foods Inc.’s common stock began trading on the NYSE, under the ticker symbol PF, on March 28, 2013. In connection with the closing of our IPO on April 3, 2013, Peak Holdings LLC was dissolved.

On December 17, 2013, Blackstone sold 17,000,000 shares of our common stock in an underwritten secondary offering and, on December 26, 2013, sold an additional 2,550,000 shares of our common stock pursuant to the underwriters’ over-allotment option. On September 12, 2014, Blackstone completed the sale of 15,000,000 of our shares of common stock, after which we no longer qualified as a “controlled company” under applicable NYSE listing standards and, on October 14, 2014, Blackstone completed the sale of an additional 2,250,000 shares of our common stock pursuant to the underwriters’ over-allotment option.

After giving effect to this offering and the share repurchase, Blackstone will beneficially own approximately 19.1% of our issued and outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares from the Blackstone selling stockholders) or 16.5% of our issued and outstanding common stock (assuming full exercise of the underwriters’ option to purchase additional shares from the Blackstone selling stockholders).

In addition, and after giving effect to this offering, approximately 1.1 million restricted shares of our common stock and 0.2 million options of certain of our employees will vest immediately. We expect to incur a non-cash equity-based compensation charge of approximately $24 million as a result of this accelerated vesting and will treat the non-cash equity-based compensation charge as an item affecting comparability.

Our principal executive offices are located at 399 Jefferson Road, Parsippany, New Jersey 07054, and our telephone number is (973) 541-6620. We maintain a website at www.pinnaclefoods.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus supplement nor is incorporated by reference herein.

Recent Developments

Acquisition of Garden Protein International, Inc.

On November 14, 2014, we completed the acquisition of Garden Protein International Inc., a Canadian corporation (“Garden Protein”), in accordance with the securities purchase agreement (the “Securities Purchase Agreement”) between us and Garden Protein, dated as of November 13, 2014. Pursuant to the terms of the Securities Purchase Agreement, we acquired the Garden Protein operations through the purchase of all of the issued and outstanding shares of Garden Protein for a purchase price of CAD$175.0 million, subject to certain post-closing adjustments based on the amount of working capital of Garden Protein at closing. We funded the acquisition and related fees and expenses with cash on hand and $40 million of borrowings under our $150 million revolving credit facility established pursuant to the terms of our credit agreement. We expect to pay down the borrowings under the terms of our revolving credit facility by year end.

Share Repurchase

Pursuant to an agreement entered into between us and the Blackstone selling stockholders, we have agreed to repurchase, concurrently with the closing of this offering, 1,000,000 shares of our common stock directly from the Blackstone selling stockholders in a private, non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. We refer to this repurchase as the “share repurchase.” The share repurchase was approved by the special committee comprised of our independent, disinterested directors as being in the best interests of the Company and its stockholders other than the Blackstone selling stockholders. The completion of the share repurchase is conditioned upon, among other things, the completion of this offering, but the completion of this offering is not conditioned upon the consummation of the share repurchase, and there can be no assurance that the share repurchase will be consummated. The consummation of the share repurchase will also be contingent on the satisfaction of customary closing conditions.

We intend to fund the share repurchase with cash on hand. As a result, the funding of the share repurchase will, if completed, decrease the amount of cash on our balance sheet.

The description and the other information in this prospectus supplement regarding the share repurchase is included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

The Offering

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, please refer to the section of the accompanying prospectus entitled “Description of Common Stock.”

Common stock offered by the selling stockholders	20,000,000 shares of our common stock.

Underwriters’ option to purchase additional shares of common stock	The Blackstone selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 3,000,000 shares of common stock.

Use of proceeds	We will not receive any proceeds from this sale of shares by the selling stockholders.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” herein, in the accompanying prospectus and in the documents incorporated by reference herein, including our 2013 Annual Report before investing in our common stock.

Share repurchase	We have entered into an agreement with the Blackstone selling stockholders to repurchase, concurrently with the closing of this offering, 1,000,000 shares of our common stock directly from such selling stockholders in a private, non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. The share repurchase was approved by the special committee comprised of our independent, disinterested directors. The completion of the share repurchase is conditioned upon, among other things, the completion of this offering, but the completion of this offering is not conditioned upon the consummation of the share repurchase and there can be no assurance that the share repurchase will be consummated.

Dividend policy	We intend to continue to pay a regular quarterly cash dividend on our common stock. Our dividend is subject to the discretion of our board of directors (the “Board of Directors”) and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of the credit agreement governing our senior secured credit facility and the indenture governing our senior notes and may be further restricted by the terms of any future debt or preferred securities. We do not currently believe that the restrictions contained in our existing indebtedness will impair our ability to pay regular quarterly cash dividends as described above. See “Dividend Policy.”

New York Stock Exchange symbol	“PF”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus supplement:

•	assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from the Blackstone selling stockholders; and

•	does not reflect (1) 3,288,657 shares of common stock issuable upon the exercise of 3,288,657 options outstanding as of November 13, 2014, at a weighted average exercise price of $21.83 per share, (2) 239,147 shares underlying performance share units which may be settled for common stock, none of which were then vested, (3) 6,197,050 shares of common stock available for future issuance under our 2013 Omnibus Incentive Plan and (4) 304,775 restricted stock units.

Summary Historical Consolidated Financial and Other Data

Set forth below is a summary of our historical consolidated financial and other data as of the dates and for the periods indicated. The historical statement of operations and cash flow data for the fiscal years ended December 25, 2011, December 30, 2012 and December 29, 2013 and the summary consolidated balance sheet data as of December 30, 2012 and December 29, 2013 have been derived from our audited consolidated financial statements included in our 2013 Annual Report, which is incorporated by reference herein. The financial data for the nine months ended September 29, 2013 and September 28, 2014 have been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended September 28, 2014, which is incorporated by reference herein. The summary consolidated balance sheet data as of December 25, 2011 and September 29, 2013 have been derived from our historical audited and unaudited consolidated financial statements not incorporated by reference herein. Share and per share data for the fiscal years ended December 25, 2011 and December 30, 2012 has been retroactively adjusted to give effect to the 55.2444-for-one stock split which occurred on March 12, 2013. The unaudited consolidated financial data have been prepared on the same basis as our audited consolidated financial statements, and, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial position, results of operations, and cash flows have been included. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Our historical results are not necessarily indicative of future operating results. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in the 2013 Annual Report and subsequent quarterly reports that are incorporated by reference in this prospectus supplement.

($ in millions, other than per share and share data)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Statement of Operations Data:
Net sales	$2,469.6	$2,478.5	$2,463.8	$1,754.5	$1,885.9
Cost of products sold	1,854.7	1,893.9	1,809.5	1,297.8	1,393.1

Gross profit	614.9	584.6	654.3	456.7	492.8
Operating expenses Marketing and selling expenses	171.6	169.7	175.7	134.0	133.8
Administrative expenses	80.5	89.4	119.8	93.2	75.6
Research and development expenses	8.0	12.0	10.5	7.8	8.5
Goodwill impairment charge	122.9	—	—	—	—
Other expense (income), net	48.6	29.8	55.2	45.1	(143.7)

Total operating expenses	431.6	300.9	361.2	280.1	74.2
Earnings before interest and taxes	183.3	283.7	293.0	176.6	418.6
Interest expense	208.3	198.5	132.4	107.9	73.8
Interest income	0.2	0.1	0.1	0.1	0.1

Earnings (loss) before income taxes	(24.8)	85.3	160.8	68.8	345.0
Provision (benefit) for income taxes	22.1	32.7	71.5	35.1	132.7

Net earnings (loss)	$(46.9)	$52.6	$89.3	$33.6	$212.3

Net earnings (loss) per share:
Basic	$(0.58)	$0.65	$0.84	$0.32	$1.84
Diluted	$(0.58)	$0.61	$0.82	$0.32	$1.82

($ in millions, other than per share and share data)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Weighted average shares outstanding:
Basic	81,315,848	81,230,630	106,841,198	103,921,211	115,684,420
Diluted	81,315,848	86,494,546	108,619,740	105,978,368	116,898,752
Dividends declared	—	—	$0.57	$0.36	$0.655

Cash Flow:
Net cash provided by (used in):
Operating activities	$204.2	$202.9	$262.2	$141.7	$412.6
Investing activities	(109.4)	(77.7)	(652.4)	(55.9)	(92.1)
Financing activities	(59.0)	(184.1)	414.4	(68.0)	(296.8)

Balance sheet data (at end of period):
Cash and cash equivalents	$151.0	$92.3	$116.7	$110.4	$140.5
Working capital (1)	408.7	404.1	488.0	455.1	476.7
Total assets	4,451.6	4,400.0	5,081.2	4,521.4	5,153.6
Total debt (2)	2,756.0	2,608.9	2,503.2	1,989.4	2,300.3
Total liabilities	3,606.3	3,511.3	3,483.2	2,984.5	3,424.6
Total shareholders’ equity	845.4	888.7	1,598.0	1,536.9	1,729.0

Other Financial Data:
North America Retail net sales	$2,066.9	$2,081.7	$2,101.9	$1,484.7	$1,623.9
Adjusted gross profit (3)	643.1	622.8	664.4	460.2	503.8
Adjusted EBITDA (4)	448.7	425.2	452.4	299.5	340.9
Capital expenditures	117.3	78.3	84.1	62.7	82.7

(1)	Working capital excludes notes payable, revolving debt facility and current portion of long-term debt.

(2)	Total debt includes notes payable, revolving debt facility and current portion of long-term debt.

(3)	Adjusted gross profit is defined as gross profit before accelerated depreciation relating to restructuring activities, certain non-cash items, acquisition, merger and other restructuring charges and other adjustments noted in the table below. Our management uses Adjusted gross profit as an operating performance measure. We believe that the presentation of Adjusted gross profit is useful to investors because it is consistent with our definition of Adjusted EBITDA (as defined below), a measure frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, we also use targets based on Adjusted gross profit as one of the components used to evaluate our management’s performance. Adjusted gross profit is not defined under generally accepted accounting principles (“GAAP”), should not be considered in isolation or as substitutes for measures of our performance prepared in accordance with GAAP and is not indicative of gross profit as determined under GAAP.

The following table provides a reconciliation from our gross profit to Adjusted gross profit.

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Gross profit	$614.9	$584.6	$654.3	$456.7	$492.8
Accelerated depreciation expense (a)	14.1	21.0	—	—	—
Non-cash items (b)	2.9	(1.3)	5.6	(0.3)	4.6
Acquisition, merger and other restructuring charges (c)	9.9	16.9	4.5	3.8	6.4
Other adjustment items (d)	1.3	1.6	—	—	—

Adjusted gross profit	$643.1	$622.8	$664.4	$460.2	$503.8

(a)	Reflects accelerated depreciation from plant closures.

(b)	Non-cash items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Unrealized losses (gains) resulting from hedging activities (1)	1.6	(1.3)	(0.7)	(0.3)	3.6
Other impairment charges (2)	1.3	—	—	—	—
Effects of adjustments related to the application of purchase accounting (3)	—	—	6.3	—	—
Non-cash compensation charges (4)	$—	$—	$—	$—	$1.0

Total non-cash items	$2.9	$(1.3)	$5.6	$(0.3)	$4.6

(1)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.

(2)	For fiscal year 2011, represents a plant asset impairment on the previously announced closure of the Tacoma, Washington facility of $1.3 million.

(3)	For fiscal year 2013, represents expense related to the write-up to fair market value of inventories acquired as a result of our acquisition (the “Wish-Bone acquisition”) in October 2013 of the Wish-Bone and Western Salad Dressings business (“Wish-Bone”).

(4)	Represents non-cash compensation charges related to restricted stock units awarded as a result of the termination of the Hillshire merger agreement.

(c)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Restructuring charges, integration costs and other business optimization expenses (1)	$9.3	$16.9	$4.3	$3.6	$6.1
Employee severance and recruiting (2)	0.6	—	0.2	0.2	0.3

Total acquisition, merger and other restructuring charges	$9.9	$16.9	$4.5	$3.8	$6.4

(1)	For fiscal year 2011, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of our Tacoma, Washington and Fulton, New York facilities. For fiscal year 2012, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of our Tacoma, Washington, Fulton, New York and Millsboro, Delaware facilities. For fiscal year 2013, primarily represents restructuring and restructuring-related charges, consulting and business optimization expenses in connection with the closures at our Millsboro, Delaware (March 2013) and Fulton, New York (March, 2012) facilities and a gain from the sale of our Tacoma, Washington location in July 2013. For the nine months ended September 29, 2013, primarily represents restructuring and restructuring-related charges, consulting and business optimization expenses in connection with the closures at our Millsboro, Delaware (March, 2013) and Fulton, New York (March, 2012) facilities. For the nine months ended September 28, 2014 primarily represents restructuring-related charges related to the Duncan Hines manufacturing business located in Centralia, Illinois, integration costs for the Wish-Bone acquisition and the closure of our Millsboro, Delaware facility.

(2)	Represents severance costs paid or accrued to terminated employees.

(d)	Other adjustment items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(26 weeks) Nine Months ended September 28, 2014
Other (1)	$1.3	$1.6	$—	$—	$—
Total other adjustments	$1.3	$1.6	$—	$—	$—

(1)	For fiscal year 2011 and fiscal year 2012, primarily represents the cost of retrieving and destroying the product covered by the recall of Aunt Jemima product, net of insurance recoveries.

(4)	Adjusted EBITDA is defined as net earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”) and other adjustments noted in the table below. The Company’s metric of Adjusted EBITDA, which is used in creating targets for the bonus and equity portions of our compensation plans, is substantially equivalent to Covenant Compliance EBITDA under our debt agreements. We believe that the presentation of Adjusted EBITDA provides investors with useful information, as it is an important component in measuring covenant compliance in accordance with the financial covenants and determining our ability to engage in certain transactions in compliance with our debt facilities and it is a metric used internally by our Board of Directors and senior management.

EBITDA and Adjusted EBITDA do not represent net earnings or (loss) or cash flow from operations as those terms are defined by GAAP and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, Adjusted EBITDA includes certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net earnings or loss. However, these are expenses that may recur, vary greatly and are difficult to predict. While EBITDA and Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

In addition, under the credit agreement governing our senior secured credit facility and the indenture governing our senior notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. Our ability to comply with the financial covenants and engage in certain transactions in compliance with our debt agreements in future periods will depend on several events beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants in the future could result in a default under, or an inability to undertake certain activities in compliance with, our senior secured credit facility and the indenture governing our senior notes, at which time the lenders could elect to declare all amounts outstanding under the senior secured credit facility to be immediately due and payable. Any such acceleration would also result in a default under the indenture governing the senior notes.

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Adjusted EBITDA.

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Net earnings (loss)	$(46.9)	$52.6	$89.3	$33.6	$212.3
Interest expense, net	208.1	198.4	132.2	107.8	73.7
Income tax expense (benefit)	22.1	32.7	71.5	35.1	132.7
Depreciation and amortization expense	88.5	98.1	78.2	57.7	60.0

EBITDA	$271.8	$381.7	$371.3	$234.2	$478.6

Non-cash items (a)	$151.1	$(0.8)	$5.6	$(0.3)	$5.3
Acquisition, merger and other restructuring charges (b)	20.3	23.3	22.1	12.2	(143.1)
Other adjustment items (c)	5.5	21.0	53.4	53.4	0.2

Adjusted EBITDA	$448.7	$425.2	$452.4	$299.5	$340.9

(a)	Non-cash items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Unrealized losses (gains) resulting from hedging activities (1)	1.6	(1.3)	(0.7)	(0.3)	3.6
Goodwill impairment charge (2)	122.9	—	—	—	—
Other impairment charges (3)	26.6	0.5	—	—	—
Effects of adjustments related to the application of purchase accounting (4)	—	—	6.3	—	—
Non-cash compensation charges (5)	—	—	—	$—	$1.7

Total non-cash items	$151.1	$(0.8)	$5.6	$(0.3)	$5.3

(1)	Represents non-cash gains and losses resulting from mark-to-market adjustments of obligations under derivative contracts.

(2)	For fiscal year 2011, represents goodwill impairments on the Frozen Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units.

(3)	For fiscal year 2011, represents tradename impairments on Aunt Jemima ($23.7 million), Lender’s ($1.2 million) and Bernstein’s ($0.4 million), as well as a plant asset impairment on the previously announced closure of the Tacoma, Washington facility ($1.3 million). For fiscal year 2012, represents impairment on the Bernstein’s tradename ($0.5 million).

(4)	For fiscal year 2013, represents expense related to the write-up to fair market value of inventories acquired as a result of the Wish-Bone acquisition.

(5)	Represents non-cash compensation charges related to restricted stock units awarded as a result of the termination of the merger agreement previously in place with Hillshire Brands.

(b)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Expenses in connection with an acquisition or other non-recurring merger costs (1)	$8.8	$2.3	$9.5	$1.2	$(150.2)
Restructuring charges, integration costs and other business optimization expenses (2)	9.5	20.0	8.0	7.4	6.1
Employee severance (3)	2.0	1.0	4.7	3.7	1.0

Total acquisition, merger and other restructuring charges	$20.3	$23.3	$22.1	$12.2	$(143.1)

(1)	For fiscal year 2011, primarily represents an $8.5 million legal settlement related to the Lehman Brothers specialty financing claim described in more detail in Note 12 to our audited consolidated financial statements included with our annual report on Form 10-K for the year ended December 25, 2011. For fiscal year 2012, primarily represents expenses related to the IPO and due diligence investigations. For fiscal year 2013, primarily represents costs related to the Wish-Bone acquisition, IPO related expenses and due diligence investigations. For the nine months ended September 29, 2013, primarily represents IPO related expenses and due diligence investigations. For the nine months ended September 28, 2014, primarily represents receipt of Hillshire merger termination fees, net of professional fees and employee incentives incurred related to the terminated agreement previously in place with Hillshire. Also, includes expenses related to the secondary offering of common stock. See Note 5 to the Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2014 for further details.

(2)

For fiscal year 2011, primarily represents restructuring charges, consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For fiscal year 2012, primarily represents restructuring charges and restructuring-related charges, consulting and business optimization expenses related to the closings of the Tacoma,

Washington, Fulton, New York and Millsboro, Delaware facilities. For fiscal year 2013, primarily represents restructuring and restructuring-related charges related to the closure of our Millsboro, Delaware facility, consulting and business optimization expenses related to the expansion of headquarter direct sales coverage for retail and a gain from the sale of our Tacoma, Washington location in July 2013. For the nine months ended September 29, 2013, primarily represents restructuring and restructuring-related charges related to the closure of our Millsboro, Delaware facility and consulting and business optimization expenses related to the expansion of headquarter direct sales coverage for retail. For the nine months ended September 28, 2014, represents integration costs of the Duncan Hines manufacturing business located in Centralia, Illinois and of the Wish-Bone acquisition and restructuring-related costs from the closure of our Millsboro, Delaware facility.

(3)	Represents severance costs paid, or to be paid, to terminated employees.

(c)	Other adjustment items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012	(52 weeks) Fiscal year ended December 29, 2013	(39 weeks) Nine Months ended September 29, 2013	(39 weeks) Nine Months ended September 28, 2014
Management, consulting and advisory fees (1)	$4.6	$4.7	$19.2	$19.2	$—
Bond redemption fees (2)	—	14.3	34.2	34.2	—
Other (3)	0.9	2.0	—	—	0.2

Total other adjustments	$5.5	$21.0	$53.4	$53.4	$0.2

(1)	For fiscal year 2011 and fiscal year 2012 represents management and advisory fees and expenses paid to an affiliate of Blackstone pursuant to an advisory agreement (the “Advisory Agreement”). For fiscal year 2013 and the nine months ending September 29, 2013, includes a $15.1 million expense to terminate the Blackstone Advisory Agreement. The Advisory Agreement was terminated in accordance with its terms.

(2)	For fiscal year 2012, represents the premiums paid on the redemption of $150.0 million of our 9.25% Senior Notes due 2015, the redemption of $199.0 million of our 10.625% Senior Subordinated Notes due 2017 and the repurchase and retirement of $10.0 million of our 9.25% Senior Notes due 2015. For fiscal year 2013 and the nine months ended September 29, 2013, represents the $34.2 million in premiums paid on the redemption of $400.0 million of our 8.25% Senior Notes due 2017.

(3)	For fiscal year 2011, primarily represents a gain on the sale of the Watsonville, California property and the cost of retrieving and destroying the product covered by the recall of Aunt Jemima product of $1.2 million, net of insurance recoveries. For fiscal year 2012, primarily represents the cost of retrieving and destroying the product covered by the recall of Aunt Jemima product of $2.0 million (after insurance recovery received in the fourth quarter of 2012).

RISK FACTORS

An investment in our common stock involves risk. Before investing in our common stock, you should carefully consider the risks described below as well as other factors and information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risk factors set forth in our 2013 Annual Report, the other information contained in such report and in our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2014, June 29, 2014 and September 28, 2014, and our financial statements and related notes, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Any such risks could materially and adversely affect our business, financial condition, results of operations or liquidity. However, the selected risks described below and in our 2013 Annual Report are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in the Company.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We completed our IPO in April 2013. Since the IPO, the price of our common stock, as reported by the NYSE, has ranged from a low of $22.36 on April 1, 2013, to a high of $35.67 on May 12, 2014. In addition, the stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at or above the offering price due to a number of factors such as those listed in the risk factors set forth in our 2013 Annual Report and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies serving our markets;

•	changes in market valuations of, or earnings and other announcements by, companies serving our markets;

•	declines in the market prices of stocks generally, particularly those of packaged food companies;

•	strategic actions by us or our competitors;

•	announcements by us, our competitors or our vendors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the packaged food company environment;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from manufacturing system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We may decide not to continue to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

On November 18, 2013, we announced an increase in our quarterly cash dividend from $0.18 per share, which we had paid since our IPO, to $0.21 per share, beginning with our fourth quarter dividend which was paid in December 2013, and, on August 7, 2014, we announced an increase in our quarterly cash dividend to $0.235 per share beginning with our third quarter dividend which was paid in October 2014 to stockholders of record on August 29, 2014. Our dividend is subject to the discretion of our Board of Directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. For more information, see “Dividend Policy.” We may decide not to pay a dividend in the future or reduce the amount of the dividends we currently pay.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate.

We and the selling stockholders have agreed with the underwriters, subject to certain exceptions (including with respect to the 1,000,000 shares of our common stock to be sold in the share repurchase), not to offer or sell, dispose of or hedge, directly or indirectly, any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date that is 60 days from the date of this prospectus supplement, except with the prior written consent of the underwriters. See “Underwriting” for a description of these lock-up agreements.

Pursuant to the registration rights agreement entered into in connection with the IPO, we granted Blackstone the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act and we granted certain stockholders piggyback registration rights providing them the right to have us include the shares of our common stock they own in any registration by the Company. By exercising their registration rights and selling a large number of shares, the selling stockholders could cause the prevailing market price of our common stock to decline. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 of the Securities Act (“Rule 144”).

To the extent that such registration rights are exercised, the resulting sale of a substantial number of shares of our common stock into the market could cause the market price of our common stock to decline. These shares also may be sold pursuant to Rule 144 depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. The market price of our common stock could also decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified Board of Directors with staggered three-year terms;

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors (which is currently the case); and

•	that certain provisions may be amended only by the affirmative vote of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors (which is currently the case).

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock” in the accompanying prospectus.

We no longer qualify as a “controlled company” within the meaning of the NYSE rules and the rules of the SEC.

FORWARD-LOOKING STATEMENTS

This prospectus supplement (and the information incorporated or deemed to be incorporated by reference in this prospectus supplement and any free writing prospectus that we may provide to you in connection with an offering of our common stock described in this prospectus supplement) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act. All statements, other than statements of historical facts included in this prospectus supplement and the information incorporated or deemed to be incorporated by reference in this prospectus supplement, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information referred to are forward-looking statements. When used in this prospectus supplement, the words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus supplement and the information incorporated or deemed to be incorporated by reference in this prospectus supplement. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors discussed herein and set forth under “Risk Factors” herein and in our 2013 Annual Report and the following risks, uncertainties and factors:

•	competition;

•	our ability to predict, identify, interpret and respond to changes in consumer preferences;

•	the loss of any of our major customers;

•	our reliance on a single source provider for the manufacturing, co-packing and distribution of many of our products;

•	fluctuations in the price and supply of food ingredients, packaging materials and freight;

•	volatility in commodity prices and our failure to mitigate the risks related to commodity price fluctuation and foreign exchange risk through the use of derivative instruments;

•	costs and timeliness of integrating any future acquisitions or our failure to realize anticipated cost savings, revenue enhancements or other synergies therefrom;

•	our substantial leverage;

•	litigation or claims regarding our intellectual property rights or termination of our material licenses;

•	our ability to drive revenue growth in our key product categories or to add products that are in faster growing and more profitable categories;

•	potential product liability claims;

•	seasonality;

•	the funding of our defined benefit pension plans;

•	changes in our collective bargaining agreements or shifts in union policy;

•	changes in the cost of compliance with laws and regulations, including environmental, worker health and workplace safety laws and regulations;

•	our failure to comply with U.S. Food & Drug Administration, U.S. Department of Agriculture or Federal Trade Commission regulations and the impact of governmental budget cuts;

•	disruptions in our information technology systems;

•	future impairments of our goodwill and intangible assets;

•	difficulty in the hiring or the retention of key management personnel; and

•	changes in tax statutes, tax rates, or case laws which impact tax positions we have taken.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2013 Annual Report and the other information contained in such report and in our quarterly reports for the quarters ended March 30, 2014, June 29, 2014 and September 28, 2014. You should evaluate all forward-looking statements made in this prospectus supplement in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus supplement apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus supplement. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from this sale of shares of our common stock in this offering by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE and is traded under the symbol “PF”. At the close of business on November 13, 2014, there were 23 holders of record of our shares of common stock. The last reported price of our common stock on the NYSE on November 14, 2014 was $33.65 per share.

The following table sets forth for the periods indicated the high and low reported sale prices per share for our common stock, as reported on the NYSE:

	High	Low
2013
First Quarter (from March 28, 2013)	$22.82	$22.15
Second Quarter	$26.48	$22.36
Third Quarter	$28.52	$23.90
Fourth Quarter	$28.81	$25.00

2014
First Quarter	$29.56	$26.09
Second Quarter	$35.67	$28.64
Third Quarter	$34.21	$30.03
Fourth Quarter (through November 14, 2014)	$34.05	$31.34

DIVIDEND POLICY

On November 18, 2013, we announced an increase in our quarterly cash dividend from $0.18 per share, which we had paid since our IPO, to $0.21 per share, beginning with our fourth quarter dividend that was paid in December 2013, and, on August 7, 2014, we announced an increase in our quarterly cash dividend to $0.235 per share beginning with our third quarter dividend which was paid in October 2014 to stockholders of record on August 29, 2014.

Our dividend is subject to the discretion of our Board of Directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of the credit agreement governing our senior secured credit facility and the indenture governing our senior notes and may be further restricted by the terms of any future debt or preferred securities. We do not currently believe that the restrictions contained in our existing indebtedness will impair our ability to pay regular quarterly cash dividends as described above.

Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to Pinnacle Foods Inc. to pay dividends is limited by covenants in the credit agreement governing our senior secured credit facility and the indenture governing our senior notes. We do not currently believe that the restrictions contained in our existing indebtedness will impair our ability to pay regular quarterly cash dividends as described above.

SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of November 17, 2014, by the stockholders selling shares in this offering.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on 117,270,522 shares of our common stock issued and outstanding as of November 13, 2014, prior to the consummation of this offering and the share repurchase. The number of shares and percentages of beneficial ownership after this offering and the share repurchase set forth below are based on the number of shares of our common stock issued and outstanding immediately after the consummation of this offering and the share repurchase, assuming the selling stockholders sell 20,000,000 shares of common stock offered by this prospectus supplement and assuming that the share repurchase of 1,000,000 shares of our common stock is consummated concurrently with the closing of this offering. Percentages of beneficial ownership after this offering do not reflect the vesting of approximately 1.1 million restricted shares of our common stock and 0.2 million options of certain of our employees immediately after this offering.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey 07054.

	Common Stock Beneficially Owned Prior to this Offering and the Share Repurchase				Common Stock Beneficially Owned After this Offering and the Share Repurchase
			Common Stock Offered	Common Stock Offered Subject to Underwriters’ Option	Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%			Number	%	Number	%
Blackstone Funds (1)	42,899,145	36.6%	19,675,000	3,000,000	22,224,145	19.1%	19,224,145	16.5%
Roger K. Deromedi (2)	623,231	*	175,000		448,231	*	448,231	*
Robert J. Gamgort (3)	1,061,215	*	150,000		911,215	*	911,215	*

*	Less than 1%.

(1)

Includes 23,975,804 shares of our common stock directly owned by Blackstone Capital Partners V L.P. (“BCP V”), 1,417,137 shares of our common stock directly owned by Blackstone Capital Partners V-AC L.P. (“BCP V-AC”), 749,268 shares of our common stock directly owned by Blackstone Family Investment Partnership V-SMD L.P. (“Family-SMD”), 154,711 shares of our common stock directly owned by Blackstone Family Investment Partnership V L.P. (“Family”), 57,983 shares of our common stock directly owned by Blackstone Participation Partnership V L.P. (“Participation”) and 16,544,242 shares of our common stock directly owned by BCPV Pinnacle Holdings LLC (“BCPV Pinnacle”) (collectively, the “Blackstone Funds”). The general partner of BCP V and BCP V-AC is Blackstone Management Associates V L.L.C. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-by-Side GP L.L.C. is the general partner of Family and Participation. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. and the sole member of BCP V Side-by-Side GP L.L.C. BCPV Pinnacle is wholly owned and managed by its members, Blackstone Capital Partners (Cayman) V L.P. (“BCP V Cayman”), Blackstone Capital Partners (Cayman) V-A L.P. (“BCP V Cayman-A”), Blackstone Capital Partners (Cayman) V-AC L.P. (“BCP V-AC Cayman”), Blackstone Family Investment Partnership (Cayman) V L.P. (“Family Cayman”), Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (“Family Cayman SMD”) and Blackstone Participation Partnership (Cayman) V L.P (“Participation Cayman”) (collectively, the “Blackstone Cayman Funds”). Blackstone Management Associates (Cayman) V, L.P. is the general partner of BCP V Cayman, BCP V Cayman-A and BCP V-AC Cayman. BCP V GP L.L.C. is a general partner and majority in interest owner of Blackstone Management Associates (Cayman) V, L.P. and the general partner of Family Cayman and Participation Cayman. Blackstone Holdings III L.P. is the sole member of BCP V GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone

Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of each of Family-SMD and Family Cayman SMD is Blackstone Family GP L.L.C., which is controlled by its founder Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address for each of the Blackstone Funds, Blackstone Management Associates V L.L.C., BMA V. L.L.C., BCP V Side-by-Side GP L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C., Blackstone Family GP L.L.C., the Blackstone Cayman Funds, Blackstone Management Associates (Cayman) V, L.P. and BCP V GP L.L.C. is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York, 10154.

(2)	Shares of our common stock are held in a revocable trust for the benefit of Mr. Deromedi.

(3)	Includes 96,300 shares of our common stock that Mr. Gamgort received on April 3, 2014 (net of tax withholding) based on Mr. Gamgort’s continued services through that date.

UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS

The following is a summary of certain material United States federal income tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits of a reduced withholding rate on dividends or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the taxable disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or a fixed base of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other taxable disposition under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale or other taxable disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or other applicable agreements.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury (generally on IRS Form W-8BEN or W-8BEN-E) that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.

Payment of the proceeds of a sale of our common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalty of perjury (generally on IRS Form W-8BEN or W-8BEN-E) that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, (1) a United States person, (2) a controlled foreign corporation, (3) a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, (4) a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or (5) a foreign partnership engaged in a trade or business in the United States, then such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as the underwriters for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	10,000,000
Morgan Stanley & Co. LLC	10,000,000
Total	20,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have agreed to purchase the shares of our common stock from the selling stockholders at a price of $         per share, which will result in $         of proceeds to the selling stockholders before expenses (or approximately $         if the underwriters’ option to purchase additional shares described below is exercised in full). The underwriters propose to offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of the shares of common stock offered hereby, the underwriters may be deemed to have received compensation in the form of underwriting discounts. The underwriters may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and / or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

The expenses of the offering, not including the underwriting discounts, are estimated at $         and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearing of this offering with the Financial Regulatory Authority in an amount up to $25,000.

Option to Purchase Additional Shares

The Blackstone selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 3,000,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters. Specifically, we and the selling stockholders have agreed, with certain limited exceptions (including with respect to the 1,000,000 shares of our common stock to be sold in the share repurchase), not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Our common stock is listed on the NYSE under the symbol “PF.”

Short Positions

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE in the over-the-counter market or otherwise.

None of us, the selling stockholders or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financial and brokerage activities. The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Specifically, affiliates of each of the underwriters are acting as lenders and/or agents under our senior secured credit facilities.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, our representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common stock must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered hereunder will be passed upon for us and the selling stockholders by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated into this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference into this prospectus supplement. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT ACCOUNTANTS

The audited historical special purpose combined financial statements of Wish-Bone included in Exhibit 99.1 to the Company’s Current Report on Form 8-K/A filed on November 25, 2013 and incorporated herein by reference have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” information into this prospectus supplement and accompanying prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and information that we file in the future with the SEC will automatically update and supersede, as appropriate, this information. We incorporate by reference the documents listed below and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement from their respective filing dates so long as the registration statement of which this prospectus supplement and accompanying prospectus is a part remains effective:

•	Our Annual Report on Form 10-K for the fiscal year ended December 29, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 30, 2014;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 29, 2014;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 28, 2014;

•	Our Current Reports on Form 8-K filed on January 29, 2014 (two Form 8-K filings), May 12, 2014, May 13, 2014, June 11, 2014, June 19, 2014, July 1, 2014, July 29, 2014, September 12, 2014 and November 14, 2014;

•	Our Current Report on Form 8-K/A filed on November 25, 2013 (with respect to the historical special purpose combined financial statements of Wish-Bone included in Exhibit 99.1 thereto only);

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2014 (with respect to information contained in such proxy statement that is incorporated into Part III of our Annual Report on Form 10-K for the year ended December 29, 2013 only); and

•	The description of our common stock contained in our Form 8-A, filed with the SEC on March 19, 2013, including any subsequent amendment or report filed for the purpose of updating such description.

Notwithstanding the foregoing, we are not incorporating by reference information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K (including any Form 8-K itemized above), including the related exhibits, nor in any documents or other information that is deemed to have been “furnished” to and not “filed” with the SEC.

Any statement contained in a document incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. You may request a copy of any or all of the documents referred to above that have been or may be incorporated by reference into this prospectus supplement (excluding certain exhibits to the documents) at no cost, by writing or calling us at the following address or telephone number:

Pinnacle Foods Inc.

Attn: Investor Relations

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 434-2924

You should rely only on the information incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, as well as our common stock, we refer you to the registration statement and to its exhibits and schedules.

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at its regional offices. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public at the SEC’s internet site at http://www.sec.gov.

We also make available, free of charge, through the investor relations portion of our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Proxy Statement on Schedule 14A (and any amendments to those forms) as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website address is http://www.pinnaclefoods.com. Please note that our website address is provided in this prospectus supplement as an inactive textual reference only. The information found on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus supplement or the accompanying prospectus. In addition, our common stock is listed on the NYSE and similar information concerning us can be inspected and copied at the NYSE, 11 Wall Street, New York, New York 10005.

PROSPECTUS

Common Stock

We may offer and sell from time to time shares of our common stock.

We will determine when we sell shares of our common stock, which may be sold on a continuous or delayed basis directly, to or through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and we and any agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of shares of our common stock. If any agents, dealers or underwriters are involved in the sale of any shares of our common stock, the applicable prospectus supplement will set forth any applicable commissions or discounts payable to them. Our net proceeds from the sale of the shares of our common stock will be set forth in the applicable prospectus supplement. We also may provide you with a free writing prospectus that includes this information. In addition, certain selling stockholders may offer and sell shares of our common stock from time to time, together or separately, in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time that we or any selling stockholders sell shares of our common stock using this prospectus, we or any selling stockholders will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering and the shares of our common stock being offered, including the names of any selling stockholders, if applicable, the prices and our net proceeds from the sales of those shares of our common stock. The prospectus supplement or free writing prospectus may also add, update, change or clarify information contained in or incorporated by reference into this prospectus. This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement describing the method and terms of the offering.

You should carefully read this prospectus and any applicable prospectus supplement and free writing prospectus, together with any documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “PF”.

Investing in our common stock involves risks. You should carefully consider the risk factors referred to on page 2 of this prospectus, in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference in this prospectus before investing in our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2014.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we and/or certain selling stockholders, if applicable, may, from time to time, offer and/or sell shares of our common stock in one or more offerings or resales. This prospectus provides you with a general description of the shares of our common stock that we and/or certain selling stockholders may offer. Each time we sell shares of our common stock using this prospectus, we will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering and the shares of our common stock being offered, including the names of any selling stockholders, if applicable, the prices and our net proceeds from the sales of those shares of common stock. The prospectus supplement may also add, update, change or clarify information contained in or incorporated by reference into this prospectus. If there is any inconsistency between the information in this prospectus and the information in the prospectus supplement, you should rely on the information in the prospectus supplement.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information that is incorporated or deemed incorporated by reference in this prospectus. See “Incorporation by Reference” before making an investment in our common stock. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The registration statement, including the exhibits and documents incorporated or deemed incorporated by reference in this prospectus, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SHARES OF OUR COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Neither the delivery of this prospectus or any applicable prospectus supplement nor any sale made using this prospectus or any applicable prospectus supplement implies that there has been no change in our affairs or that the information in this prospectus or in any applicable prospectus supplement is correct as of any date after their respective dates. You should not assume that the information included in or incorporated by reference in this prospectus or any applicable prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date(s) on the front covers of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to give you different information, and if you are given any information that is not contained or incorporated by reference in this prospectus or a prospectus supplement, you must not rely on that information. We and any selling stockholders are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to “Pinnacle,” the “Company,” “we,” “us” and “our” refer to Pinnacle Foods Inc., a Delaware corporation, and its consolidated subsidiaries. References to “fiscal year” refer to our fiscal year which ends on the last Sunday in December resulting in fifty-two-week fiscal years for 2013 and 2011 and a fifty-three-week fiscal year for 2012.

RISK FACTORS

Investing in our common stock involves risks. Before you make a decision to buy shares of our common stock, in addition to the risks and uncertainties discussed below under “Special Note Regarding Forward-Looking Statements,” you should carefully read and consider the risks and uncertainties and the risk factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 29, 2013 (the “2013 Annual Report”), which is incorporated by reference in this prospectus, and under the caption “Risk Factors” or any similar caption in the other documents and reports that we file with the SEC after the date of this prospectus that are incorporated or deemed to be incorporated by reference in this prospectus as well as any risks described in any applicable prospectus supplement or free writing prospectus that we provide you in connection with an offering of common stock pursuant to this prospectus. Additionally, the risks and uncertainties discussed in this prospectus or in any document incorporated by reference into this prospectus are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of any shares of common stock we may sell could be materially adversely affected by additional factors that apply to companies generally, as well as other risks that are not known to us or that we currently do not consider to be material.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including any prospectus supplement and the information incorporated or deemed to be incorporated by reference in this prospectus) and any free writing prospectus that we may provide to you in connection with an offering of our common stock described in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act. All statements, other than statements of historical facts included in this prospectus (including any prospectus supplement and the information incorporated or deemed to be incorporated by reference in this prospectus), including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information referred to are forward-looking statements. When used herein, the words “estimates,” “expects,” “contemplates”, “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus (including any prospectus supplement and the information incorporated or deemed to be incorporated by reference in this prospectus). Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth under “Risk Factors” in our 2013 Annual Report and the following risks, uncertainties and factors:

•	competition;

•	our ability to predict, identify, interpret and respond to changes in consumer preferences;

•	the loss of any of our major customers;

•	our reliance on a single source provider for the manufacturing, co-packing and distribution of many of our products;

•	fluctuations in the price and supply of food ingredients, packaging materials and freight;

•	volatility in commodity prices and our failure to mitigate the risks related to commodity price fluctuation and foreign exchange risk through the use of derivative instruments;

•	costs and timeliness of integrating any future acquisitions or our failure to realize anticipated cost savings, revenue enhancements or other synergies therefrom;

•	our substantial leverage;

•	litigation or claims regarding our intellectual property rights or termination of our material licenses;

•	our ability to drive revenue growth in our key product categories or to add products that are in faster growing and more profitable categories;

•	potential product liability claims;

•	seasonality;

•	the funding of our defined benefit pension plans;

•	changes in our collective bargaining agreements or shifts in union policy;

•	changes in the cost of compliance with laws and regulations, including environmental, worker health and workplace safety laws and regulations;

•	our failure to comply with U.S. Food & Drug Administration, U.S. Department of Agriculture or Federal Trade Commission regulations and the impact of governmental budget cuts;

•	disruptions in our information technology systems;

•	future impairments of our goodwill and intangible assets;

•	difficulty in the hiring or the retention of key management personnel; and

•	changes in tax statutes, tax rates, or case laws which impact tax positions we have taken.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2013 Annual Report and the other information contained in such report and in our quarterly reports for the quarters ended March 30, 2014 and June 29, 2014. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

PINNACLE FOODS INC.

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal year 2013. Our brands are leaders in many of their respective categories, and we hold the #1 or #2 market share position in 10 of the 13 major product categories in which we compete. Our brand portfolio enjoys strong household penetration in the United States, where our products can be found in over 85% of U.S. households. Our products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations.

Our principal executive offices are located at 399 Jefferson Road, Parsippany, New Jersey 07054, and our telephone number is (973) 541-6620. We maintain a website at www.pinnaclefoods.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

USE OF PROCEEDS

In the case of a sale of shares of our common stock by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of shares of our common stock by any selling stockholders, we will not receive any of the proceeds from such sale.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On October 1, 2013, the Company acquired substantially all of the assets (the “Acquisition”) of the Wish-Bone and Western Salad Dressings Business (“Wish-Bone”) from Conopco, Inc., a New York corporation (“Unilever”), which is a subsidiary of Unilever PLC. The acquired portfolio includes a broad range of liquid and dry-mix salad dressing flavors under the Wish-Bone and Western brand names.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 29, 2013 below gives effect to the Acquisition under the acquisition method of accounting as if the Acquisition had occurred on December 31, 2012 (the first day of fiscal 2013) and combines the Company’s historical operating results for the year ended December 29, 2013 with the historical revenues and direct expenses of the Wish-Bone business for the nine months ended September 30, 2013.

The Special Purpose Combined Statements of Revenues and Direct Expenses included as Exhibit 99.1 in the Company’s Current Report on Form 8-K/A filed on November 25, 2013 and incorporated herein by reference include direct cost of production, marketing and distribution, including selling and direct overhead, depreciation and amortization, and all direct expenses incurred by Unilever on behalf of Wish-Bone. Certain other Unilever expenses and other income, such as corporate overhead, interest income, interest expense, and income taxes have been excluded from the statements of revenues and direct expenses. As a result, the Statements of Revenues and Direct Expenses are not indicative of the results of operations of Wish-Bone had the business been operated as a separate, stand-alone entity.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations adjustments are based upon available information, the structure of the transactions and certain assumptions that we believe are reasonable under the circumstances. The Unaudited Pro Forma Condensed Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the Acquisition occurred as of December 31, 2012, or what results will be for any future period.

The historical consolidated financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statement of operations, recurring in nature.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the historical consolidated financial statements and accompanying notes of Pinnacle included in Pinnacle’s Annual Report on Form 10-K filed with the SEC on March 6, 2014 and the historical Special Purpose Combined Statements of Assets Acquired, the Special Purpose Combined Statements of Revenues and Direct Expenses and related footnotes of the Wish-Bone business included in the Company’s Current Report on Form 8-K/A filed on November 25, 2013. The Unaudited Pro Forma Condensed Consolidated Statement of Operations does not reflect any operating efficiencies and cost savings that we may achieve with respect to the Acquisition. In connection with the Acquisition, Unilever agreed to continue to manufacture certain Wish-Bone products for approximately eighteen months following the consummation of the acquisition (with an option to extend for an additional six months) to enable Pinnacle to transition manufacturing of Wish-Bone into an existing Pinnacle facility.

PINNACLE FOODS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 29, 2013

(thousands, except share and per share data)

	Pinnacle	Wish Bone	Adjustments			Pro forma total
Net sales	$2,463,802	$148,895	$—			$2,612,697
Cost of products sold	1,809,553	95,903	(7,279)	(a	)	1,898,177

Gross profit	654,249	52,992	7,279			714,520
Operating expenses						—
Marketing and selling expenses	175,702	15,209				190,911
Administrative expenses	119,790	—				119,790
Research and development expenses	10,516	—				10,516
Other expense (income), net	55,204	—	(4,910)	(b	)	50,295

Total operating expenses	361,212	15,209	(4,910)			371,512

Earnings before interest and taxes	293,037	37,783	12,188			343,008
Interest expense	132,354	—	16,510	(c	)	148,864
Interest income	141	—	—			141

Earnings before income taxes	160,824	37,783	(4,322)			194,285
Provision for income taxes	71,475	—	13,083	(d	)	84,558

Net earnings	$89,349	$37,783	$(17,405)			$109,727
Net earnings per share
Basic	$0.84					$1.03
Weighted average shares outstanding- basic	106,841					106,841
Diluted	$0.82					$1.01
Weighted average shares outstanding- diluted	108,619					108,619
Dividends declared	$0.57					$0.57

See accompanying notes to unaudited pro forma condensed consolidated statements of operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(thousands of dollars, except where noted in millions)

Pinnacle unaudited pro forma condensed consolidated statement of operations pro forma adjustments:

(a)	Reflects the following:

Year ended December 29, 2013
Depreciation adjustment (1)	$(966)
Fair value inventory step-up adjustment	(6,313)

$(7,279)

(1)	The elimination of historical depreciation expense incurred by the Wish-Bone business and reflects annual depreciation expense based on the allocation of the purchase price to the fair value of the assets acquired. Acquired fixed assets consist of machinery and equipment with useful lives averaging 21 months.

Year ended December 29, 2013
Depreciation expense based on the allocation of the purchase price	$894
Historical depreciation expense included by the Wish-Bone business	1,860

$(966)

The pro forma adjustment to depreciation expense reflects Pinnacle’s allocation of purchase price to the fair value of the tangible assets acquired.

(b)	Reflects the following:

Year ended December 29, 2013
Transaction costs	$6,067
Amortization of intangibles (1)	(1,157)

$(4,910)

(1)	Increased Other expense is based upon Pinnacle’s allocation of purchase price to $13.4 million of distributor relationships and $1.3 million to a non-compete agreement. Distributor relationships are being amortized over 30 years using the double declining balance method. This life was based on an attrition rate based on industry experience which management believes is appropriate in Pinnacle’s circumstances. The non-compete is being amortized over 2 years, the contractual length of the agreement. The total adjustment to Other expense related to amortization was approximately $1.2 million for the year ended December 29, 2013.

Pro forma depreciation and amortization expense for Wish-Bone was approximately $2.1 million for the year ended December 29, 2013.

(c)	Increased interest expense is based upon the following pro forma amounts of debt giving effect to the financing of the Acquisition of the Wish-Bone business:

Year ended December 29, 2013
Term Loan (1)	$14,361
Amortization of financing fees (2)	2,149

Pro forma interest expense	$16,510

(1)	Pursuant to the terms of the Company’s Term Loan H, the interest rates on the term loan bear interest at the Eurodollar rate (which at no time shall be less than 0.75%) + 2.5%. The assumed interest rates for the Company’s Term Loan H reflect the Eurodollar rate of 0.75%, the approximate average of the Eurodollar rate during the period.

(2)	Deferred debt issue costs and original issue discount are amortized using the effective interest method over the life of the related debt. Total fees related to the debt issuance in connection with the Company’s Term Loan H amounted to $18.4 million, including an original issue discount of approximately $8.5 million, with a weighted amortization period of 6.5 years for all items. This resulted in amortization of approximately $2.9 million for the year ended December 29, 2013.

(d)	Income taxes are provided on the operating results of the Wish Bone business, as adjusted, at Pinnacle’s statutory tax rate of 39.1% for the year ended December 29, 2013.

DESCRIPTION OF CAPITAL STOCK

Overview

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation (“COI”) and amended and restated bylaws (“Bylaws”), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock have been issued or are currently outstanding. Unless our board of directors (the “Board”) determines otherwise, we issue all shares of our capital stock in uncertificated form. As of September 4, 2014, we had 117,285,528 shares of common stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our COI authorizes our Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the New York Stock Exchange (the “NYSE”), the authorized shares of preferred stock will be available for issuance without further action by you. Our Board may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our Board may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our COI, Bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our COI provides that our Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board are elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our COI and Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the Board.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our COI contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our COI provides that affiliates of The Blackstone Group, L.P. (“Blackstone”), and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our COI, directors serving on a classified board may be removed by the stockholders only for cause. Our COI provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our COI also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of Blackstone, any vacancies on our Board are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our COI does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Stockholder Meetings

Our COI provides that special meetings of our stockholders may be called at any time only by or at the direction of the Board or the chairman of the Board; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the Board or the chairman of the Board at the request of Blackstone and its affiliates. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. Our Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to Blackstone and its affiliates so long as the stockholders agreement with affiliates of Blackstone remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our COI provides otherwise. Our COI precludes stockholder action by written consent at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Supermajority Provisions

Our COI and Bylaws provide that the Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our COI. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our Bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our COI provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our COI may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our Bylaws;

•	the provisions providing for a classified Board (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

In addition, our Bylaws provide that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our Bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our COI provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our COI or our Bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our COI. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our COI, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our COI provides that, to the fullest extent permitted by law, each of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our COI does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our COI, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our COI includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our Bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our COI and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Stockholders Agreement

In connection with the IPO, we entered into a stockholders agreement with certain affiliates of Blackstone. This agreement grants affiliates of Blackstone the right to nominate to our Board a number of designees equal to:

(i) at least a majority of the total number of directors comprising our Board at such time as long as affiliates of Blackstone beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our Board at such time as long as affiliates of Blackstone beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our Board at such time as long as affiliates of Blackstone beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our Board at such time as long as affiliates of Blackstone beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our Board at such time as long as affiliates of Blackstone beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that affiliates of Blackstone are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our Board (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on the Board is created by the death, disability, retirement or resignation of a Blackstone director designee, affiliates of Blackstone shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Blackstone director-designee.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “PF.”

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we will make with the SEC which are incorporated into this prospectus by reference.

PLAN OF DISTRIBUTION

We and/or the selling stockholders, if applicable, may sell the shares of our common stock covered by this prospectus in any of the following ways (or in any combination):

•	to or through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each time that we sell shares of our common stock covered by this prospectus, we will provide a prospectus supplement that will describe the method of distribution and set forth the terms and conditions of the offering of such shares, including:

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them;

•	the offering price of the shares and the proceeds to us and/or the selling stockholders, if applicable, and any underwriting discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers;

•	any options under which underwriters may purchase additional shares from us and/or the selling stockholder; and

•	any securities exchange or market on which the shares may be listed or traded.

Any offering price and any discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers may be changed from time to time. We may determine the price or other terms of the shares of our common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

We and/or the selling stockholders, if applicable, may distribute the shares from time to time in one or more transactions:

•	at a fixed price or at prices that may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

Underwriters, dealers or any other third parties described above may offer and sell the offered shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any shares, the shares will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any over-allotment option), unless otherwise specified in the prospectus supplement. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter.

We and/or the selling stockholders, if applicable, may sell the shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the shares from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions to be paid for solicitation of these contracts. Any underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Offered shares may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more marketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids.

Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the New York Stock Exchange under the symbol “PF”.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA’s Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

There can be no assurance that we will sell all or any of the shares of common stock offered by this prospectus.

Agents, dealers and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, the validity of the shares of common stock offered hereunder will be passed upon for us and the selling stockholders by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated into this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT ACCOUNTANTS

The audited historical special purpose combined financial statements of Wish-Bone included in Exhibit 99.1 to the Company’s Current Report on Form 8-K/A filed on November 25, 2013 and incorporated herein by reference have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and information that we file in the future with the SEC will automatically update and supersede, as appropriate, this information. We incorporate by reference the documents listed below and all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus, from their respective filing dates:

•	Our Annual Report on Form 10-K for the fiscal year ended December 29, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 30, 2014;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 29, 2014;

•	Our Current Reports on Form 8-K filed on January 29, 2014 (two Form 8-K filings), May 12, 2014, May 13, 2014, June 11, 2014, June 19, 2014, July 1, 2014 and July 29, 2014;

•	Our Current Report on Form 8-K/A filed on November 25, 2013 (with respect to the historical special purpose combined financial statements of Wish-Bone included in Exhibit 99.1 thereto only);

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2014 (with respect to information contained in such proxy statement that is incorporated into Part III of our Annual Report on Form 10-K for the year ended December 29, 2013 only); and

•	The description of our common stock contained in our Form 8-A, filed with the SEC on March 19, 2013, including any subsequent amendment or any report filed for the purpose of updating such description.

Notwithstanding the foregoing, we are not incorporating by reference information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K (including any Form 8-K itemized above), including the related exhibits, nor in any documents or other information that is deemed to have been “furnished” to and not “filed” with the SEC.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may request a copy of any or all of the documents referred to above that have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost, by writing or calling us at the following address or telephone number:

Pinnacle Foods Inc.

Attn: Investor Relations

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 434-2924

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, as well as our common stock, we refer you to the registration statement and to its exhibits and schedules.

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at its regional offices. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public at the SEC’s internet site at http://www.sec.gov.

We also make available, free of charge, through the investor relations portion of our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Proxy Statement on Schedule 14A (and any amendments to those forms) as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website address is http://www.pinnaclefoods.com. Please note that our website address is provided in this prospectus as an inactive textual reference only. The information found on or accessible through our website is not part of this prospectus or any prospectus supplement, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus or the prospectus supplement. In addition, our common stock is listed on the NYSE and similar information concerning us can be inspected and copied at the NYSE, 11 Wall Street, New York, New York 10005.

20,000,000 Shares

Pinnacle Foods Inc.

Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

BofA Merrill Lynch	Morgan Stanley